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                                                                      Exhibit 4t

                          PRUCO LIFE INSURANCE COMPANY
                       [2999 North 44th Street, Suite 250
                             Phoenix, Arizona 85014]

  HIGHEST DAILY LIFETIME 6 PLUS WITH LIFETIME INCOME ACCELERATOR BENEFIT RIDER

This Rider is made a part of the Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of the Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider's terms will revert back to the provisions in the Annuity, except as may be provided below. This Rider should be read in conjunction with any applicable Market Value Adjustment ("MVA") Option Rider, any Dollar Cost Averaging ("DCA") Program Rider, and any Death Benefit Rider(s) made a part of our Annuity.

General: This Rider makes provision for guaranteed minimum payments for the lifetime of a single Designated Life (defined below). Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value, as described in the "Guarantee Payments" section. This Rider makes provision for an increased guaranteed minimum payment benefit if you meet certain requirements which may affect your life expectancy. Please refer to the "Lifetime Income Accelerator Amount" section.

Effective Date: The Effective Date of this Rider is shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement.

Definitions: For purposes of this Rider, the following definitions apply:

     Account Value: The definition of "Account Value" in your Annuity includes the value of the Transfer Account (described below) as well as any allocation to an MVA Option or DCA MVA Option we make available in connection with your Annuity. Account Value of each MVA Option and DCA MVA Option includes any applicable Market Value Adjustment (MVA), as described in the MVA Option Rider and DCA Program Rider.

     Activities of Daily Living: Basic abilities to care for oneself:

          Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

          Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

          Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

          Toileting: Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

          Transferring: Moving into or out of a bed, chair or wheelchair.

          Continence: Maintaining control of bowel or bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform personal hygiene (including caring for catheter or colostomy bag).

     Adjusted Purchase Payments: Purchase Payments we receive, increased by any Purchase Credits applied to your Account Value in relation to Purchase Payments and decreased by any fees or Tax Charges deducted from such Purchase Payments upon allocation to the Annuity.

     Designated Life: The natural person who is the measuring life for the benefits described in this Rider and who is the person shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement.

     Dollar Cost Averaging MVA Option ("DCA MVA Option"): An MVA Option that we make available for use in conjunction with the DCA Program Rider.

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     Guaranteed Base Value: The Unadjusted Account Value on the Effective Date
     plus the amount of any Adjusted Purchase Payments made within one year after the Effective Date.

     Lifetime Income Accelerator (LIA): A benefit provided by this Rider which would allow you to take an increased income amount each Annuity Year, as one or multiple Withdrawals, if you meet certain eligibility requirements. These eligibility requirements are described in the "Lifetime Income Accelerator Amount" provisions below.

     Lifetime Withdrawal: Any Withdrawal taken under the terms of this Rider that is not designated by you as a Non-Lifetime Withdrawal.

     Market Value Adjustment ("MVA"): A positive or negative adjustment used to determine the Account Value in an MVA Option or DCA MVA Option. For further details refer to the applicable MVA Option Rider and DCA Program Rider, if any, made a part of your Annuity.

     Market Value Adjustment Option ("MVA Option"): An Investment Option which we may make available that is credited a fixed rate of interest for a specified period of time. During the Accumulation Period, the MVA Option is supported by assets in an MVA Separate Account. The MVA Separate Account in effect on the Effective Date is shown in the MVA Option Schedule Supplement.

     Non-Lifetime Withdrawal: A Withdrawal elected and designated as such by you on or after the Effective Date that will not result in the calculation of the initial Annual Income Amount. You may only request one Non-Lifetime Withdrawal while this Rider is in effect. A Non-Lifetime Withdrawal is subject to the Minimum Surrender Value After a Partial Withdrawal shown in the Annuity Schedule.

     Owner/Participant: The term "Owner" may be referred to as "Participant" in your Annuity. In this Rider, for simplicity, the Participant is referred to as Owner.

     Purchase Credits: Amounts we may allocate to your Account Value in relation to Purchase Payments. Refer to your Annuity Schedule to determine if your Annuity makes provision for Purchase Credits.

     Qualified Nursing Facility: a facility operated pursuant to laws of any United States jurisdiction, providing medically necessary in-patient care which is:

     (a)  prescribed by a licensed Physician in writing; and

     (b) based on physical limitations which prohibit daily living in a non-institutional setting.

     Quarterly Anniversary: Each successive three-month anniversary of the Effective Date.

     Target Anniversary Date: An anniversary of the Effective Date specified in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement on which the Periodic Value may be increased if no Lifetime Withdrawals have been made up to and including that date.

     Tenth Anniversary Date: The tenth anniversary of the Effective Date.

     Transfer Account: Unadjusted Account Value is transferred to and from the Transfer Account, as determined by the Transfer Calculation Formula, as explained in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement.

     Transfer Calculation Formula: A formula which we use to determine whether assets should be transferred to and from the Transfer Account. The Transfer Calculation Formula is set forth in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement.

     Unadjusted Account Value: The Account Value prior to the application of any applicable MVA.

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     Withdrawals: Withdrawals of any type (including free withdrawals and partial withdrawals) before the application of any applicable Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal, and after any applicable MVA.

Other capitalized terms in this Rider are either defined in the Rider or in the Annuity.

Owner, Annuitant and Beneficiary Designations: For purposes of electing and maintaining this Rider, the designations under the Annuity must be as follows:

For the Designated Life:

     If the Owner is a natural person, the Owner must also be the Annuitant and the Designated Life. If the Owner is an entity that we permit, the Annuitant must be the Designated Life. The Designated Life may not name multiple Owners.

While this Rider is in effect, the Designated Life may not be changed. This may restrict your ability to make changes to Owner/Annuitant designations. You may name a new Beneficiary(ies), however, such new Beneficiary(ies) will not be a Designated Life.

Annual Income Amount: We guarantee that, subject to the limits and conditions outlined in this Rider, each Annuity Year you may take an income amount as one or multiple Lifetime Withdrawals ("Annual Income Amount"). The initial Annual Income Amount is determined at the time of the first Lifetime Withdrawal after the Effective Date by applying the applicable Annual Income Percentage shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement to the Protected Withdrawal Value (described below). The applicable Annual Income Percentage is based on the attained age of the Designated Life on the date of the first Lifetime Withdrawal after the Effective Date.

Lifetime Income Accelerator Amount: We also guarantee that, subject to the limits and conditions outlined in this Rider, if you become eligible for LIA by meeting the qualifications described below under "Eligibility," each Annuity Year you may take an increased income amount as one or multiple Lifetime Withdrawals ("Lifetime Income Accelerator Amount"). If you have qualified for LIA at the time of the first Lifetime Withdrawal after the Effective Date, then the initial Lifetime Income Accelerator Amount is determined by multiplying the Annual Income Amount by the Multiplier for LIA indicated in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement. If you qualify for LIA subsequent to the first Lifetime Withdrawal, then the Lifetime Income Accelerator Amount for the Annuity Year in which you qualify is calculated by taking the Annual Income Amount for subsequent Annuity Years (as described below), and multiplying it by the Multiplier for LIA, and reducing it by the amount of any Lifetime Withdrawals that have occurred during the current Annuity Year prior to eligibility having been established for LIA. The Lifetime Income Accelerator Amount for subsequent Annuity Years will be equal to the Annual Income Amount for subsequent Annuity Years multiplied by the Multiplier for LIA.

     Eligibility: In order to become eligible for LIA, a request must be submitted in Good Order after the Effective Date shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement, and the eligibility requirements described below must be met. We determine eligibility for LIA through our administrative process which may include an assessment by a third party of our choice. Such assessment may be in person. The Designated Life must be available for any assessment or reassessment our administrative process may require. Any costs associated with the assessment will be assumed by us. Eligibility for this benefit is based on proof that one of the following conditions which may affect your life expectancy exists, as defined in this Rider:

     .    The Designated Life is confined to a Qualified Nursing Facility.

     . The Designated Life is unable to perform two or more Activities of Daily Living.

     Eligibility is also subject to completion of the Waiting Period and the Elimination Period as shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement. The Waiting Period and the Elimination Period may run concurrently. Upon eligibility, the Designated Life will be eligible for the Lifetime Income Accelerator Amount.

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     Once the Designated Life becomes eligible for this benefit, a periodic reassessment for eligibility will be performed to ensure that one of the conditions listed above continues to be met. If such reassessment determines that the Designated Life is ineligible to receive the benefit, he/she will no longer be eligible for the Lifetime Income Accelerator Amount, and the guaranteed minimum payment amount will be the then current Annual Income Amount. Any such ineligibility will be effective upon the next anniversary of the Issue Date following the determination that the Designated Life is no longer eligible for LIA. Subsequent to any such ineligibility, the Designated Life may again request LIA in Good Order. Such request will be subject to completion of our administrative process and a new Elimination Period.

     Lifetime Income Accelerator Limitation: We may limit the number of Annuity Years in which you can be eligible for the Lifetime Income Accelerator Amount. Any limitation is indicated in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement. If the Designated Life is otherwise eligible for LIA during a number of Annuity Years that is greater than the limitation indicated, the Designated Life will be considered ineligible for LIA, and the Lifetime Income Accelerator Amount will no longer be available.

Protected Withdrawal Value: The Protected Withdrawal Value is used to calculate the initial Annual Income Amount, and any Lifetime Income Accelerator Amount, if applicable. It is also one of the factors used for calculating the charge for the Rider. The Protected Withdrawal Value is a value calculated solely for purposes of this Rider.

On the Effective Date, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter, until the earlier of the date of the first Lifetime Withdrawal or the Periodic Value Cut-Off Date, if any, shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement, the Protected Withdrawal Value is equal to the "Periodic Value" described below.

If you have not made a Lifetime Withdrawal on or before the Periodic Value Cut-Off Date, we will continue to calculate the Protected Withdrawal Value. Until you have made a Lifetime Withdrawal, the Protected Withdrawal Value after the Periodic Value Cut-Off Date, is equal to the greater of:

     (1)  the Unadjusted Account Value; and

     (2) the Periodic Value on the Periodic Value Cut-Off Date, increased for subsequent Adjusted Purchase Payments and reduced for any Non-Lifetime Withdrawal.

Once the first Lifetime Withdrawal is made after the Effective Date, the Protected Withdrawal Value at any time is equal to the greater of:

     (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Adjusted Purchase Payments and reduced for subsequent Lifetime Withdrawals; and

     (2) the highest daily Unadjusted Account Value upon any Step Up, increased for subsequent Adjusted Purchase Payments and reduced for subsequent Lifetime Withdrawals. Please refer to the "Step-Ups" and "Impact of Lifetime Withdrawals" sections below for details.

Periodic Value: The Periodic Value initially is equal to the Unadjusted Account Value on the Effective Date. On each Valuation Day thereafter, until the earlier of the first Lifetime Withdrawal or the Periodic Value Cut-Off Date, we recalculate the Periodic Value. Specifically, on each such Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greatest of:

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     (1)  the Periodic Value for the immediately preceding Valuation Day (the
          "Prior Valuation Day") appreciated at the daily equivalent of the Roll-Up Rate indicated in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Adjusted Purchase Payment and reduced for any Non-Lifetime Withdrawal made on the Current Valuation Day; and

     (2)  the Unadjusted Account Value; and

     (3) if the Current Valuation Day is on a Target Anniversary Date shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement (or the next Valuation Day, if that Target Anniversary Date is not a Valuation Day), and if no Lifetime Withdrawals have been taken up to and including the Target Anniversary Date, the sum of:

          (a) the Guaranteed Base Value (adjusted for any Non-Lifetime Withdrawal) multiplied by the applicable Guaranteed Base Value Multiplier shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement and

          (b) all Adjusted Purchase Payments (adjusted for any Non-Lifetime Withdrawal) made more than one year following the Effective Date up to the Current Valuation Day.

Impact of Lifetime Withdrawals: Any Lifetime Withdrawals reduce the remaining Annual Income Amount available during an Annuity Year by the amount of each Withdrawal. If eligibility for LIA has not been established, Lifetime Withdrawals in an Annuity Year that, in total, do not exceed the Annual Income Amount for that Annuity Year do not reduce the Annual Income Amount in subsequent Annuity Years. If eligibility for LIA has been established, Lifetime Withdrawals in an Annuity Year that, in total, do not exceed the Lifetime Income Accelerator Amount for that Annuity Year do not reduce the Annual Income Amount or Lifetime Income Accelerator Amount in subsequent Annuity Years. The Protected Withdrawal Value is reduced by the amount of each Lifetime Withdrawal that does not exceed the Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount) for that Annuity Year.

All or any portion of a Lifetime Withdrawal that exceeds the remaining Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount) for that Annuity Year is considered excess income ("Excess Income"). In addition, if a Lifetime Withdrawal includes the Withdrawal of an amount from an MVA Option or DCA MVA Option, resulting in an MVA which causes such Lifetime Withdrawal to exceed the Annual Income Amount for that Annuity Year, such excess amount will be considered Excess Income. Each Withdrawal of Excess Income that occurs once you have withdrawn that Annuity Year's Annual Income Amount (or, if eligible for LIA, Lifetime Income Accelerator Amount) reduces the Annual Income Amount proportionately, and, if the Designated Life is eligible for LIA, reduces the Lifetime Income Accelerator Amount by the same proportion. Each proportional reduction is calculated by multiplying the Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount) by the ratio of the Excess Income to the Account Value immediately subsequent to the Withdrawal of any Annual Income Amount (or, if eligible for LIA, the Lifetime Accelerator Amount) and prior to the Withdrawal of the Excess Income (even if both Withdrawals occurred in the same day or as one Withdrawal request). Each Withdrawal of Excess Income also reduces the Protected Withdrawal Value by the same proportion.

No Contingent Deferred Sales Charge is applicable to any Lifetime Withdrawal that is less than or equal to the Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount), even if the total amount of such Withdrawals in any Annuity Year exceeds any maximum free withdrawal amount described in the Annuity. Such Lifetime Withdrawals are not treated as Withdrawals of Purchase Payments. Each Withdrawal of Excess Income is subject to any applicable Contingent Deferred Sales Charge.

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Withdrawal Flexibility: Lifetime Withdrawals are not required. However, neither the Annual Income Amount nor the Lifetime Income Accelerator Amount is increased in subsequent Annuity Years if you decide not to take a Lifetime Withdrawal in an Annuity Year or take Lifetime Withdrawals in an Annuity Year that in total are less than the Annual Income Amount, or if you are eligible for LIA, the Lifetime Annual Income Accelerator Amount.

Impact of a Non-Lifetime Withdrawal: A Non-Lifetime Withdrawal will proportionately reduce the guarantees provided under this Rider based on the percent that Withdrawal amount represents of the Account Value prior to the Withdrawal. These guarantees are the Protected Withdrawal Value and all future applicable Periodic Value guarantees at the Target Anniversary Date(s) shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement.

Additional Purchase Payment(s) after your First Withdrawal: Before your Unadjusted Account Value is reduced to zero, you may make additional Purchase Payments, subject to the Purchase Payments Limitation provision below. We reserve the right not to accept additional Purchase Payments if the Unadjusted Account Value becomes zero. The Annual Income Amount is increased by an amount obtained by applying the applicable Annual Income Percentage shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement to the Adjusted Purchase Payment. The applicable Annual Income Percentage is based on the attained age of the Designated Life on the date of the first Lifetime Withdrawal after the Effective Date. The Lifetime Income Accelerator Amount is increased by multiplying the Annual Income Amount by the Multiplier for LIA, if eligibility for LIA has been met. The Protected Withdrawal Value is increased by the amount of each Adjusted Purchase Payment.

Purchase Payment(s) Limitation: We may limit any additional Purchase Payment(s) if we determine that, as a result of the timing and amounts of your additional Purchase Payments and Withdrawals, the Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount) is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount) in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class, in a nondiscriminatory manner.

Required Minimum Distributions: If: (1) any Required Minimum Distributions are made in any Annuity Year from the Annuity to meet the Required Minimum Distribution provisions of the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder, and (2) the Required Minimum Distribution amount not taken in the current calendar year is greater than the Annual Income Amount (or, if eligible for LIA, the Lifetime Income Accelerator Amount), then, such distributions of the difference of the Annual Income Amount (or, if eligible for LIA, Lifetime Income Accelerator Amount) and the Required Minimum Distribution amount not taken in the current calendar year will not be treated as Excess Income for purposes of this Rider. In any Annuity Year your Required Minimum Distribution amount is not greater than the Annual Income Amount, any distributions in excess of the Annual Income Amount will be treated as Excess Income. For purposes of this provision, Required Minimum Distributions are determined based on the value of the Annuity, and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered a Lifetime Withdrawal from the Annuity. In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution, if not for the suspension, as eligible for treatment under this provision.

Step-Ups: We automatically step up your Annual Income Amount as follows:

Beginning on the first anniversary of the Issue Date of the Annuity after the first Lifetime Withdrawal, and on every anniversary thereafter, we will step up your Annual Income Amount if the conditions set forth in this paragraph are met. Specifically, we step up your Annual Income Amount if the value resulting from applying the applicable Annual Income Percentage shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement to the highest daily Unadjusted Account Value (as measured on each Valuation Day since the first Lifetime Withdrawal or last anniversary of the Issue Date of the Annuity, whichever is later), adjusted for any Withdrawals and any additional Adjusted Purchase Payments, results in an amount greater than your current Annual Income Amount.

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For step-up purposes, the applicable Annual Income Percentage is based on the attained age of the Designated Life at the time the step-up occurs. If you have qualified for LIA, then upon any step-up, the Lifetime Income Accelerator Amount will be reset by applying the Multiplier for LIA to the Annual Income Amount.

We reserve the right at the time of a step-up opportunity, as described above, to increase the charge for this Rider to the then-current charge we apply for new elections of this Rider. We will notify you of the increase in charge prior to our implementing any such increase, and you must notify us in Good Order if you wish to opt out of this automatic step-up feature based on our procedures at the time of notification. You are only permitted to opt out of the automatic step-up feature if the charge increases. Once you opt out of the automatic step-up feature, you will not participate in any future step-up opportunities unless you re-elect the automatic step-up feature. To re-elect the feature, you must notify us in Good Order. Upon re-election of this feature, you will be subject to the then-current charge we apply to new elections of this Rider.

Guarantee Payments: Once your Unadjusted Account Value is reduced to zero, we subsequently make Guarantee Payments, as long as any Excess Income has not reduced the Annual Income Amount to zero, until the death of the Designated Life. If the Designated Life is not eligible for LIA, then in the Annuity Year your Unadjusted Account Value is reduced to zero, the only Guarantee Payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Guarantee Payment equals the Annual Income Amount in effect as of the date the Unadjusted Account Value is reduced to zero. If the Designated Life is eligible for LIA, then in the Annuity Year the Unadjusted Account Value is reduced to zero, the only Guarantee Payment due, if any, generally equals the Lifetime Income Accelerator Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years in which you continue to be eligible for LIA, the Guarantee Payment equals the Lifetime Income Accelerator Amount. In subsequent Annuity Years when you are not eligible for LIA, the Guarantee Payment equals the Annual Income Amount.

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than the Minimum Guarantee Payment amount shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement. We commute the Guarantee Payments in a manner equivalent to commuting payments for a fixed, single life annuity. We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

Annuity Payments: If annuity payments are to begin under the terms of the Annuity, you can elect to either:

     (1) apply your Unadjusted Account Value, less any applicable Tax Charges, to any annuity payment option available in the "Annuity Payout Options" section of the Annuity; or

     (2) request that, if annuity payments are to begin after the Tenth Anniversary Date, we make annuity payments each year equal to the Annual Income Amount. In any year that you are eligible for LIA, we make annuity payments equal to the Lifetime Income Accelerator Amount. If you would receive a greater payment by applying your Unadjusted Account Value to receive payments for life under the Annuity, we will pay the greater amount.

          We will continue to make payments until the death of the Designated Life. If this option is elected, the Annual Income Amount and Lifetime Income Accelerator Amount will not increase after annuity payments have begun.

We must receive your request at our Service Office in Good Order. If annuity payments are to begin under the terms of the Annuity and you have not made an election, we will make annual annuity payments as a single life fixed annuity with ten payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables) using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in the Annuity.

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The amount that will be applied to provide such annuity payments under the default annuity payment option will be the greater of:

     (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the greater of the current and the guaranteed annuity rates in the Annuity; and

     (2)  the Unadjusted Account Value.

Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.

We may limit the length of any annuity payout option, including but not limited to any default option and any period certain, to conform to applicable tax law and to satisfy the Required Minimum Distribution rules.

If no Lifetime Withdrawal was ever taken, we will determine a Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first Lifetime Withdrawal on the date we transfer all Unadjusted Account Value in order to begin annuity payments.

Misstatement of Age or Sex: For purposes of this Rider, the following sentence is added to the "Misstatement of Age or Sex" section of the Annuity:

     If there has been a misstatement of the age and/or sex of the Designated Life upon whose life the guarantees under this Rider are based, we make adjustments to any charges, availability and any benefits payable under this Rider to conform to the facts.

Minimum Surrender Value: Any provision in the Annuity requiring there be a minimum Surrender Value or Account Value as of the date of any Lifetime Withdrawal is waived while this Rider is in effect.

Investment Limitations: While this Rider is in effect, your entire Account Value must be allocated to only those Investment Options we permit, except as required under the conditions set out in the "Transfers to and from the Transfer Account" section below. In addition, you may be required to maintain all or a portion of your Account Value in accordance with an asset allocation model.

At any time until this Rider is terminated, these investment limitations may be implemented, suspended or changed. This includes changing prohibited Investment Options, changing the extent to which Account Value may be allocated to an Investment Option, and changing required Investment Options. Any transfers resulting from our implementing or changing any investment limitation will not be counted in determining the number of free transfers made during an Annuity Year. If, subsequent to your election of this benefit, we change our requirements as to how Account Value must be allocated under the benefit, that new requirement will apply to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. However all transfers and Purchase Payments made after such a change in requirements may be subject to the new investment limitations.

Transfer Account: We monitor the investment performance of your Unadjusted Account Value each Valuation Day to determine if we need to transfer any portion of your Unadjusted Account Value to or from the Transfer Account to maintain the guarantees provided by this benefit. We transfer Unadjusted Account Value to or from the Transfer Account, and we only maintain Unadjusted Account Value in the Transfer Account to the extent dictated by the Transfer Calculation Formula. You are not permitted to allocate amounts to the Transfer Account.

To the extent permitted by law, we reserve the right at any time to use a Transfer Account that differs from the one that was available when your Rider became effective. We may establish different Transfer Accounts for different classes of annuity purchasers and for different annuities.

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Transfers to and from the Transfer Account: On each Valuation Day, including the
Effective Date, a Transfer Calculation Formula is used to determine whether any portion of your Unadjusted Account Value is to be transferred to or from the Transfer Account. At any given time, some, most or none of your Unadjusted Account Value may be allocated to the Transfer Account, as dictated by the Transfer Calculation Formula. You are not permitted to transfer amounts to or from the Transfer Account. Unless you are participating in any asset allocation program for which we are providing administrative support, the formula allocates any amount transferred from the Transfer Account to the elected Sub-accounts pro-rata based on the Unadjusted Account Values in such Sub-accounts at that time. If prior to the transfer from the Transfer Account the Unadjusted Account Value in the elected Sub-accounts is zero, the transfer will be allocated according to your most recent allocation instructions. If you are then participating in any such asset allocation program, we allocate the transferred amount in accordance with the then-current percentages for that asset allocation program. Transfers to the Transfer Account will be taken pro-rata first from the elected Sub-accounts and, in the event that the Unadjusted Account Value in the elected Sub-accounts is not enough to satisfy the transfer amount, the remaining transfer amount will be taken from the elected MVA Options And DCA MVA Options. Transfers to and from the Transfer Account do not count against the number of free transfers you may make during an Annuity Year.

Withdrawals: Any Withdrawals from the Annuity while this Rider is in effect will be taken pro-rata from the elected Sub-accounts, elected MVA Options and DCA MVA Options, and the Transfer Account.

Charge for the Rider: The charge is deducted on each Quarterly Anniversary, and is based on the greater of the Unadjusted Account Value and the Protected Withdrawal Value calculated on the last Valuation Day prior to the Quarterly Anniversary, at the quarterly equivalent of the applicable annualized rate. On the Effective Date, the applicable rate is as shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement.

The charge is deducted pro-rata from each elected Sub-account and the Transfer Account, to the extent to which the Unadjusted Account Value in the Annuity is allocated to any of them, until Withdrawals reduce the Unadjusted Account Value to zero or this Rider terminates. Except as described below, if deduction of the charge would result in the Unadjusted Account Value falling below the Account Value "Floor" shown in the Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator Benefit Schedule Supplement, we will deduct only that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value "Floor." If the entire Unadjusted Account Value is less than the Account Value "Floor" when we would deduct a charge for this Rider, then no charge will be deducted for that quarter. If a charge for this Rider would be deducted on the same day we process a Withdrawal request, the charge for the Rider will be deducted first, subject to the provisions of this paragraph, then the Withdrawal will be processed. The Withdrawal could cause the Unadjusted Account Value to fall below the Account Value "Floor." While deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, Withdrawals may reduce the Unadjusted Account Value to zero.

The charge for the Rider will not be treated as a Withdrawal for purposes of this Rider. The charge does not reduce the Protected Withdrawal Value or any previously established daily Unadjusted Account Value described in the "Step-Ups" section.

Upon any step-up, we may increase the charge if the charge for the Rider at the time of the step-up has increased. Any new charge resulting from the step-up is based on charges applicable to annuity purchasers of the same class of Annuity. See the "Step-Ups" section for more details.

We cease to deduct a charge for the Rider after it terminates in accordance with the "Termination of Benefits" section below. In the event this Rider terminates for any reason other than death or annuitization, we will deduct a final charge upon termination, based on the number of days since the most recent charge for the Rider was deducted. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value "Floor."

Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if the Designated Life payee is deemed to be legally incompetent, as permitted by law.

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Proof of Survival: Any Guarantee Payment is subject to evidence we receive in
Good Order that the Designated Life is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Designated Life. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

Recovery of Excess Guarantee Payments: We may recover from you or your estate any Guarantee Payments made after the death of the Designated Life.

Termination of Benefits: You may terminate this entire Rider at any time upon notification to us in Good Order. Upon the termination of this Rider, we transfer any remaining Unadjusted Account Value from the Transfer Account. Unless you are participating in an asset allocation program for which we are providing administrative support, we allocate the transferred amount to the elected Sub-accounts pro-rata based on the Unadjusted Account Values in such Sub-accounts at that time. If, prior to the transfer from the Transfer Account, the Unadjusted Account Value in the elected Sub-accounts is zero, the transfer will be allocated according to your most recent allocation instructions. If you are then participating in any such asset allocation program, we allocate the transferred amount in accordance with the then-current percentages for that asset allocation program.

Benefits pursuant to this Rider terminate upon the first to occur of the following events:

     (1) we process a termination of this Rider, and/or your request for full surrender of the Annuity. If the Annuity is otherwise still in effect, we will consider you to have elected to remain in any applicable asset allocation program then in effect, or in the Investment Options that we require for the Rider, other than the Transfer Account, unless you instruct us otherwise;

     (2)  the date of receipt of Due Proof of Death of the Designated Life;

     (3) if Unadjusted Account Value remains on the Annuity Date, or if an election is made to commence annuity payments prior to the Tenth Anniversary Date, the date we transfer all Unadjusted Account Value in order to begin annuity payments;

     (4) each of the Unadjusted Account Value and the Annual Income Amount is zero; and

     (5) we process a request to change any designation of the Annuity that either results in a violation of the "Owner, Annuitant and Beneficiary Designations" section of this Rider or the Annuity, or if we do not then consent, on a non-discriminatory basis, to continue the Rider.

                                     PRUCO LIFE INSURANCE COMPANY


                                     -----------------------------
                                               Secretary

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